PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

April 10, 2012

Mr. Christopher F. Chase
United States Securities and Exchange Commission
Washington D.C.20549

Re:	Puget Technologies, Inc.
Registration Statement on Form S-1
Filed January 27, 2012
File No. 333-179212

Dear Mr. Chase,

I received your comments regarding Form S-1 for our company, Puget Technologies, Inc.  Please find below my responses and/or comments and changes, point by point.

Prospectus Cover Page, page 4

1.     Please revise the risk factor cross-reference on your cover page to reflect the accurate page number where the disclosure begins. Your cover page currently states that your risk factor disclosure begins on page 6, but it begins on page 9. See Item 501(b)(5) of Regulation S-K.

 “BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS, PARTICULARLY, THE RISK FACTORS SECTION BEGINNING ON PAGE 6”

changed  to

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS, PARTICULARLY, THE RISK FACTORS SECTION BEGINNING ON PAGE 9.”

Corporate Background and Business Overview, page 6

2.     We note your reference to the “Agreement” in the second sentence of the second
paragraph under this subheading. Please revise to clearly identify the agreement to which   you are referring. See Rule 421(b)(3) of Regulation C under the Securities Act of 1933.

“We entered into the Agreement with German manufacturer who will supply the wool bedding products to our company.”

changed to

“We entered into the Agreement with German manufacturer Wollwarenfabrik und Handelsgesellschaft mbH who will supply the wool bedding products to our company”

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

The Offering, page 7

3.     You disclose net proceeds of $80,000 in your offering summary. Considering this amount represents the gross proceeds of the offering, please revise your filing accordingly.

Net Proceeds

changed to

Gross Proceeds

4.     Please revise the typographical error in your fifth subheading. It appears that you should replace the word “before” with “after.”

Common stock outstanding  before the offering

changed to

Common stock outstanding after the offering

5.     Please revise your duration of the offering disclosure to be consistent with the disclosure on your cover page. Your cover page indicates that the offering will continue for 180 days, which time period may be discontinued or extended for up to 90 days at the discretion of your management. Conversely, your disclosure on page 7 makes no reference to the 180 day initial period or 90 day extension.

The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) such time as our Officers and Directors decide to close the offering.

changed to

 At the discretion of our management, we may discontinue the Offering before expiration of the 180 day period or extend the Offering for up to 90 days following the expiration of the 180-day Offering period

Summary of Financial Information, page 8

6.     You disclose total stockholder’s equity of $2,522 in your financial summary. Please revise your disclosure on page 8 to clearly indicate that you have a stockholder’s deficit of $2,522 as of October 30, 2011.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

Total Stockholder’s  Equity

changed to

Total Stockholder’s Deficit

Risk Factors, page 9

Because we will distribute our products to overseas…, page 12

7.     Please revise this risk factor to clarify whether you are importing products from Germany, or exporting products to Germany. In this regard, we note your disclosure elsewhere that the products you sell will be shipped directly from the distributor in Germany.

Because we will distribute our products to overseas

changed to

Because we will import our products from Germany and distribute them in the US

To clarify further two words were changed in the following two sentences:

We will import our product from Germany.  Because we import our product and deliver it directly to our customers…

We depend to a significant extent on certain key personnel…, page 12

8.     Please revise this risk factor disclosure on page 12 and your disclosure on page 30 under the subheading “Employees and Employment Agreements” to clarify whether Mr.Troshin is an employee of the company. Your disclosure on page 12 states that Mr.Troshin is your sole employee, but your disclosure on page 30 states that you have no employees and that Mr. Troshin is an independent contractor.

Page 30 was changed to:

We have only one employee as of the date of this prospectus. Mr. Troshin is our sole employee who currently provides his services on a consultant basis without compensation

Use of Proceeds, page 17

9.     Pursuant to Item 504 of Regulation S-K, your application of proceeds table should indicate how the net proceeds of the offering will be utilized. Accordingly, please revise the use of proceeds table to remove the impact of cash on hand at October 31, 2011.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
SHARES SOLD	500,000	1,000,000	1,500,000	2,000,000
GROSS PROCEEDS	$20,000	$40,000	$60,000	$80,000
NET CASH – October 31, 2011	5,100	5,100	5,100	5,100
TOTAL BEFORE EXPENSES	25,100	45,100	65,100	85,100
OFFERING EXPENSES
Legal and Accounting	5,500	5,500	5,500	5,500
Publishing/Edgarizing	500	500	500	500
Transfer Agent	1000	1000	1000	1000
SEC Filing fee	10	10	10	10
TOTAL OFFERING EXPENSES	7,010	7,010	7,010	7,010
NET AFTER OFFERING EXPENSES	18,090	38,090	58,090	78,090

EXPENDITURES(1)
Maintaining reporting status	12,000	12,000	12,000	12,000
Office set up	2,000	3,000	3,000	4,000
Web site development	2,090	3,500	4,000	5,000
Advertising/marketing	2,000	15,000	32,000	37,000
Sales person	-	-	-	12,000
General administrative costs	-	4,590	7,090	8,090
	18,090	38,090	58,090	78,090

Net Remaining Balance	-0-	-0-	-0-	-0-

Changed to :

	If 25% of Shares Sold	If 50% of Shares Sold	If 75% of Shares Sold	If 100% of Shares Sold
SHARES SOLD	500,000	1,000,000	1,500,000	2,000,000
GROSS PROCEEDS	$20,000	$40,000	$60,000	$80,000
TOTAL BEFORE EXPENSES	20,000	40,000	60,000	80,000
OFFERING EXPENSES
Legal and Accounting	5,500	5,500	5,500	5,500
Publishing/Edgarizing	500	500	500	500
Transfer Agent	1000	1000	1000	1000
SEC Filing fee	10	10	10	10
TOTAL OFFERING EXPENSES	7,010	7,010	7,010	7,010
NET AFTER OFFERING EXPENSES	12,990	32,990	52,990	72,990

EXPENDITURES(1)
Maintaining reporting status	6,900	6,900	6,900	6,900
Office set up	2,000	3,000	3,000	4,000
Web site development	2,090	3,500	4,000	5,000
Advertising/marketing	2,000	15,000	32,000	37,000
Sales person	-	-	-	12,000
General administrative costs	-	4,590	7,090	8,090
	12,990	32,990	52,990	72,990

Net Remaining Balance	-0-	-0-	-0-	-0-

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

10.           You disclose on page 18 that if you are not successful in selling all 2,000,000 shares offered you will not be able to proceed with your “business plan” unless additional funds are raised. Please revise your disclosures to clarify what you mean by this statement. In doing so, consider defining the term “business plan” and explaining why an offering less than 100% does not enable you to proceed with your business plan.

These 2 paragraphs were removed for clarity:

Please see a detailed description of the use of proceeds in the “Plan of Operation” section of this Prospectus.

If the Company is not successful in selling all 2,000,000 shares within the prescribed 180 day period (which may be extended an additional 90 days in our sole discretion), then we will not be able to proceed with our business plan unless additional funds are raised in some other manner.

Dilution, page 19

11.           It appears that you incorrectly computed “post offering net tangible book value” in your dilution table. Since post offering net tangible book value is used to calculate several other figures within the dilution table, we note that those related line items also appear to present incorrect figures. Accordingly, please revise your table to correct the post offering net tangible book value amounts and to ensure that you update the rest of the table. For example, it appears that post offering net tangible book value under the 100% scenario would be $70,468, consisting of the ($2,522) pre-offering net tangible book value combined with net proceeds of $72,990.

The first portion of the dilution table has been corrected to read:

Percent of Shares Sold from Maximum Offering Available	25%	50%	75%	100%
Offering price per share	0.04	0.04	0.04	0.04
Post offering net tangible book value	10,375	30,375	50,375	70,375
Post offering net tangible book value per share	0.003	0.008	0.011	0.014
Pre-offering net tangible book value per share	(.001)	(.001)	(.001)	(0.001)
Increase (Decrease) in net tangible book value per share after offering	0.004	0.008	0.012	0.015
Dilution per share	0.037	0.032	0.029	0.026
% dilution	92.59%	81.02%	72.01%	64.81%

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 20

12.   We note that the total assets and/or liabilities figures in the second paragraphs of pages 20 and 22 do not agree to your balance sheet on page F-2. Please correct these inconsistencies.

We have updated this section to reflect the inclusion of the January 31, 2012 financial statements.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

On page 20:

From March 17, 2010 (inception) to October 31, 2011, we have incurred accumulated net losses of $ 5,522.  As of October 31, 2011, we had total assets of $5,100, and total liabilities of $7,170, respectively.

changed to:

From March 17, 2010 (inception) to January 31, 2012, we have incurred accumulated net losses of $5,615.  As of January 31, 2012, we had total assets of $10,112, and total liabilities of $12,727, respectively.

On page 22:

Our total assets at October 31, 2011 were $5,100, consisting solely of cash on hand.

changed to:

Our total assets at January 31, 2012 were $10,112, consisting of cash on hand $8,042 and inventory of $2,070.

13.           We note your disclosure of the costs you expect to incur over the next 12 months and the specific timeframe for those costs. Since your offering is being completed on a “bestefforts” basis, please revise your disclosures to discuss how the amounts and timing of these expenses and your plans to satisfy liquidity needs will vary based on each of the offering scenarios presented throughout your filing. In doing so, please ensure that your narrative on pages 20 and 21 is consistent with both your expenditures table on page 22 and your use of proceeds table on page 17 and that you adequately explain the reason for any discrepancies. For example, your narrative on page 20 indicates that you believe it will cost between $2,500 and $5,000 for your website to be operational. However, you present the range of website development costs as $2,090-$5,000 in your use of proceeds table and as $3,500-$5,000 in your expenditure table on page 22.

On page 20:

This portion:

Set up Office.
Time Frame: 1st- 3rd months.

Upon completion of our offering we plan to set up office in the US and acquire the necessary equipment to begin operations.  We believe that it will cost at least $2,000 to set up office and obtain the necessary equipment to begin operations.  Andre Troshin, our sole officer and director will handle our administrative duties.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

Develop Our Website.
Time Frame: 3rd-5th months.

When our office is set up, we intend to begin developing our website.  Our sole officer and director, Andre Troshin will be in charge of registering our web domain www.pugettechnologies.com . Once we register our web domain, we plan to hire a web designer to help us design and develop our website.  We believe that it will cost between $2,500 and $5,000 for our website to be operational.  It will take up to 90 days to develop our website.There will be information about us, the variety of Luxury wool bedding sets we will offer, information on how to order our product and other information.  Updating and improving our website  www.pugettechnologies.com will continue throughout the lifetime of our operations.

Was changed to:

Set up Office.
Time Frame: 1st- 3rd months.

Upon completion of our offering we plan to set up office in the US and acquire the necessary equipment to begin operations. The more money we raise, the more money we can spend for office set up. We plan to spend $2,000 (if 25% of shares sold), $3,000 (if 50% or 75% of shares sold) and $4,000 (if 100% of shares sold), to set up office and obtain the necessary equipment to begin operations.  Andre Troshin, our sole officer and director will handle our administrative duties.

Develop Our Website.
Time Frame: 3rd-5th months.

When our office is set up, we intend to begin developing our website.  Our sole officer and director, Andre Troshin will be in charge of registering our web domain www.pugettechnologies.com .  Once we register our web domain, we plan to hire a web designer to help us design and develop our website.  The more money we raise, the more money we can spend for our website development. We plan to spend $2,090 (if 25% of shares sold), $3,500 (if 50% of shares sold), $4,000 (if 75% of shares sold) and $5,000 (if 100% of shares sold) for our website to be operational.  It will take up to 90 days to develop our website.  There will be information about us, the variety of Luxury wool bedding sets we will offer, information on how to order our product and other information.  Updating and improving our website  www.pugettechnologies.com will continue throughout the lifetime of our operations.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

On page 21:

This portion:
Commence Marketing Campaign.
Time Frame: 6th-12th months.
Once our website is operational, we will begin to market our product.  We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to acquire potential customers.  We also  expect to get  new  clients  from  “word  of  mouth” advertising  where our new  clients will  refer  their  friend and colleagues to us.  We plan to attend trade shows in our industry to showcase our product with a view to find new customers.  We also will use internet promotion tools on Facebook and Twitter to advertise our products and company.  We intend to spend from $15,000 to $35,000 on marketing efforts during the first year. Marketing is an ongoing matter that will continue during the life of our operations.

Negotiate service agreements with potential wholesale customers.
Time Frame: 6th-12th months.

In the same time we start our marketing campaign, we plan to contact and start negotiation with potential wholesale customers. Initially, our sole officer and director, Mr. Troshin, will look for potential wholesale customers. We will negotiate terms and conditions of collaboration.  Even though the negotiation with potential wholesale customers will be ongoing during the life of our operations, we cannot guarantee that we will be able to find successful agreements, in which case our business may fail and we will have to cease our operations.

Even if we are able to obtain sufficient number of service agreements at the end of the twelve month period, there is no guarantee that we will be able to attract and more importantly retain enough customers to justify our expenditures.  If we are unable to generate a significant amount of revenue and to successfully protect ourselves against those risks, then it would materially affect our financial condition and our business could be harmed.

Hire a Salesperson.
Time Frame: 8th-12th months.

If we sell 100% shares in this offering, we intend to hire one salesperson to introduce our products.  The salesperson’s job would be to find new potential purchasers, and to set up agreements with wholesale customers to buy our Luxury wool products.

Based on our current operating plan, we believe that we will start to generate revenue from selling our Luxury wool products by the end of 2012.  We do not have sufficient cash and cash equivalents to execute our operations, and we will need the funds from this offering to commence our planed business activities.  We may also need to obtain additional financing to operate our business for the twelve months following completion of our public offering. Additional financing, whether through public or private equity or debt financing,  arrangements  with the security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital.

changed to:

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com
Commence Advertising/ Marketing Campaign.
Time Frame: 6th-12th months.

Once our website is operational, we will begin to market our product.  We intend to use marketing strategies, such as web advertisements, direct mailing, and phone calls to acquire potential customers.  We also  expect to get  new  clients  from  “word  of  mouth” advertising  where our new  clients will  refer  their  friend and colleagues to us.  We plan to attend trade shows in our industry to showcase our product with a view to find new customers.  We also will use internet promotion tools on Facebook and Twitter to advertise our products and company. The more money we raise, the more money we can spend for the marketing campaign. We plan to spend $2,000 (if 25% of shares sold), $15,000 (if 50% of shares sold) $32,000 (if 75% of shares sold) and $37,000 (if 100% of shares sold) on marketing efforts during the first year. Marketing is an ongoing matter that will continue during the life of our operations.

Negotiate service agreements with potential wholesale customers.
Time Frame: 6th-12th months.

In the same time we start our marketing campaign, we plan to contact and start negotiation with potential wholesale customers. Initially, our sole officer and director, Mr. Troshin, will look for potential wholesale customers. We will negotiate terms and conditions of collaboration.  Even though the negotiation with potential wholesale customers will be ongoing during the life of our operations, we cannot guarantee that we will be able to find successful agreements, in which case our business may fail and we will have to cease our operations.

Even if we are able to obtain sufficient number of service agreements at the end of the twelve month period, there is no guarantee that we will be able to attract and more importantly retain enough customers to justify our expenditures.  If we are unable to generate a significant amount of revenue and to successfully protect ourselves against those risks, then it would materially affect our financial condition and our business could be harmed.

Hire a Salesperson.
Time Frame: 8th-12th months.

If we sell 100% shares in this offering, we intend to spend $12,000 to hire one salesperson to introduce our products.  The salesperson’s job would be to find new potential purchasers, and to set up agreements with wholesale customers to buy our Luxury wool products.

Based on our current operating plan, we believe that we will start to generate revenue from selling our Luxury wool products by the end of 2012.  We do not have sufficient cash and cash equivalents to execute our operations, and we will need the funds from this offering to commence our planed business activities.  We may also need to obtain additional financing to operate our business for the twelve months following completion of our public offering. Additional financing, whether through public or private equity or debt financing,  arrangements  with the security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com
General administrative costs

The more money we raise, the more money we can spend for the general administrative costs. We plan to spend no money (if 25% of shares sold), $4,590 (if 50% of shares sold), $7,090 (if 75% of shares sold) and $8,090 (if 100% of shares sold) on general administrative costs during the first year.

14.           You disclose on page 21 that you “expect to be in full operation and selling our product within 12 months of completing our offering.” Please clearly disclose the offering scenarios for which you believe this statement to be accurate.

This portion:

In summary, we expect to be in full operation and selling our product within 12 months of completing our offering changed to:

In summary, we expect to be in full operation and selling our product within 12 months of completing our offering if we sold 100% of shares offered

Limited Operating History; Need for Additional Capital, page 23

15.           It appears that several disclosures under this heading have been copied from another filing. Please revise your filing to remove all inapplicable disclosures.

This portion:

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in our development program, and possible cost overruns due to increases in the cost of services.

To become profitable and competitive, we must raise substantial funds to retain, on a consulting basis, engineers to conduct technical and economic feasibility studies. We are seeking funding from this offering to provide for administrative expenses related to operations while arranging for financing for our business plan.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

We have no assurance that future financing will materialize. If that financing is not available to use for our development program, we may be unable to continue.

changed to:

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in our development program, and possible cost overruns due to increases in the cost of services.

We have no assurance that future financing will materialize. If that financing is not available to use for our development program, we may be unable to continue.

Liquidity and Capital Resources, page 23

16.           You disclose that you anticipate needing approximately $62,800 to meet your operating needs for the next 12 months “based on our budget shown above.” You further disclose on page 25 that the total estimated amount of funds to develop your business is $83,100.  Since these amounts do not appear to be disclosed elsewhere in your filing, please tell us how you derived these amounts and clarify how these amounts correspond to those presented in your plan of operation and use of proceeds disclosures.

Page 23:

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in our development program, and possible cost overruns due to increases in the cost of services.

To become profitable and competitive, we must raise substantial funds to retain, on a consulting basis, engineers to conduct technical and economic feasibility studies. We are seeking funding from this offering to provide for administrative expenses related to operations while arranging for financing for our business plan.

We have no assurance that future financing will materialize. If that financing is not available to use for our development program, we may be unable to continue.

Liquidity and Capital Resources

We are a development stage company with no operating history.  We have not generated any revenues.  Accordingly, there is no operating history by which to evaluate the likelihood of our success or our ability to exist as a going concern.  We anticipate our company will experience substantial growth during the next two years.  This period of growth and the start-up of the business are likely to be a significant challenge to us.

Based on our budget shown above, we anticipate needing approximately $62,800 to meet our requirements for operating needs for the 12 months of the estimated budget. Our current cash on hand will not allow us to commence operations.  However, no assurance can be given that we will be able to do so.  Additionally, we will need to obtain financing in order to sustain our operations beyond the end of month 12.  We anticipate that our future cash needs will be approximately $50,000 for the twelve month period following the end of month 12, and we do not currently have any arrangements for financing such amount.  We anticipate obtaining such financing by way of public or private offerings of our debt and/or equity securities.  No assurance can be given that any financing, borrowing or sale of equity or debt will be possible when needed or that we will be able to negotiate acceptable terms in a timely fashion or even available at all. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

Even if we do complete the implementation of our business plan, we may not be able to generate sufficient revenues to become profitable.

Was changed to:

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are a development stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in our development program, and possible cost overruns due to increases in the cost of services.

We have no assurance that future financing will materialize. If that financing is not available to use for our development program, we may be unable to continue.

Liquidity and Capital Resources

We are a development stage company with no operating history.  We have not generated any revenues.  Accordingly, there is no operating history by which to evaluate the likelihood of our success or our ability to exist as a going concern.  We anticipate our company will experience substantial growth during the next two years.  This period of growth and the start-up of the business are likely to be a significant challenge to us.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

Based on our budget shown above, we anticipate needing between $29,580 and $72,990 (depending on whether  25%, 50%, 75% or 100% offered shares sold)  to meet our requirements for operating needs for the 12 months of the estimated budget. Our current cash on hand will not allow us to commence operations.  However, no assurance can be given that we will be able to sale these percentages of shares.Additionally, we will need to obtain financing in order to sustain our operations beyond the end of month 12.

We anticipate that our future cash needs will be approximately $50,000 for the twelve month period following the end of month 12, and we do not currently have any arrangements for financing such amount.  We anticipate obtaining such financing by way of public or private offerings of our debt and/or equity securities.  No assurance can be given that any financing, borrowing or sale of equity or debt will be possible when needed or that we will be able to negotiate acceptable terms in a timely fashion or even available at all. In addition, our access to capital is affected by prevailing conditions in the financial and equity capital markets, as well as our own financial condition.

Even if we do complete the implementation of our business plan, we may not be able to generate sufficient revenues to become profitable.

Page 25 :

DESCRIPTION OF BUSINESS

Organization within the Last Five Years

We were incorporated in the State of Nevada on March 17, 2010.  We have never declared bankruptcy, have never been in receivership, and have never been involved in any legal action or proceedings. Since incorporation, we have not made any significant purchase or sale of assets. We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose.  We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.  Our business office is located at 227 bellevue way ne,411,Bellevue,wa 98004

In General

Our business is the distribution if Luxury wool bedding sets produced in Germany to North America.  We have not generated any revenues and our principal business activities to date consist of creating a business plan and entering into a Supply Agreement, dated October 7, 2011, with Wollwarenfabrik und Handelsgesellschaft mbH, a German  company which is an established distributor of Luxury wool products. Wollwarenfabrik und Handelsgesellschaft mbH   is a large and well-established supplier and distributor of Luxury wool in Germany.  The terms and conditions of the Supply Agreement provide that, among other things, we have the right to purchase Luxury wool  products at item prices identified in the Supply Agreement.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

The total estimated amount of funds required to develop our business is $83,100.  We need funds for general administrative expenses, business development, marketing costs, support materials and costs associated with being a publicly reporting company.  We have not generated any revenue from operations to date.  In order to expand our business operations, we anticipate that we will have to raise additional funding. The most likely source of future funds available to us is through the sale of additional shares of common stock or advances from our sole officer and director, Mr.Troshin, though we do not have an agreement from Mr. Troshin for such cash advances.

We will distribute our wool products in the North American markets to both retail and wholesale customers.  We do not intend to store inventory for any period of time.  The orders will be shipped to the customers depending on customers’ requests.  Customers will be responsible for the custom duties, taxes or any other additional charges that might incur.  All shipments will be 100% insured for the value of the shipping, and the insurance cost for risk of damage or loss will be customers’ responsibility.

Our products will be offered at prices marked-up from 15% to 20% of our purchase price to retail customers and 10% to15% of our purchased price to wholesale customers. We plan to accept retail orders on-line only. We do not intend to offer any credit terms relating to order payments. Our customers will be asked to 100% prepay for the products.  Customers will also be responsible to cover the shipping costs. Shipping costs will be added automatically to a customer’s final bill.  This will apply to both retail and wholesale customers purchasing our Luxury wool products.

Was changed to:

DESCRIPTION OF BUSINESS

Organization within the Last Five Years

We were incorporated in the State of Nevada on March 17, 2010.  We have never declared bankruptcy, have never been in receivership, and have never been involved in any legal action or proceedings. Since incorporation, we have not made any significant purchase or sale of assets. We are not a blank check registrant as that term is defined in Rule 419(a)(2) of Regulation C of the Securities Act of 1933, since we have a specific business plan or purpose.  We have not had preliminary contact or discussions with, nor do we have any present plans, proposals, arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger.  Our business office is located at 227 Bellevue Way NE, 411, Bellevue, WA 98004

In General

Our business is the distribution if Luxury wool bedding sets produced in Germany to North America.  We have not generated any revenues and our principal business activities to date consist of creating a business plan and entering into a Supply Agreement, dated October 7, 2011, with Wollwarenfabrik und Handelsgesellschaft mbH, a German company which is an established distributor of Luxury wool products.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com
Wollwarenfabrik und Handelsgesellschaft mbH is a large and well-established supplier and distributor of Luxury wool in Germany.  The terms and conditions of the Supply Agreement provide that, among other things, we have the right to purchase Luxury wool products at item prices identified in the Supply Agreement.

The total estimated amount of funds required to develop our business is between $29,580 and $72,990 (depending on whether 25%, 50%, 75% or 100% offered shares sold).  We need funds for general administrative expenses, business development, marketing costs, support materials and costs associated with being a publicly reporting company.  We have not generated any revenue from operations to date.  In order to expand our business operations, we anticipate that we will have to raise additional funding.   The most likely source of future funds available to us is through the sale of additional shares of common stock or advances from our sole officer and director, Mr.Troshin, though we do not have an agreement from Mr. Troshin for such cash advances.

We will distribute our wool products in the North American markets to both retail and wholesale customers. We do not intend to store inventory for any period of time.  The orders will be shipped to the customers depending on customers’ requests.  Customers will be responsible for the custom duties, taxes or any other additional charges that might incur.  All shipments will be 100% insured for the value of the shipping, and the insurance cost for risk of damage or loss will be customers’ responsibility.

Our products will be offered at prices marked-up from 15% to 20% of our purchase price to retail customers and 10% to15% of our purchased price to wholesale customers. We plan to accept retail orders on-line only. We do not intend to offer any credit terms relating to order payments.   Our customers will be asked to 100% prepay for the products.  Customers will also be responsible to cover the shipping costs. Shipping costs will be added automatically to a customer’s final bill.  This will apply to both retail and wholesale customers purchasing our Luxury wool products.

Significant Accounting Policies, page 24

17.           We note references to Statements of Financial Accounting Standards. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded.  If you elect to refer to specific accounting guidance, you should refer to the Codification.  Please revise your filing accordingly.

These paragraphs on page 24:

Income Taxes

Puget Technologies, Inc. accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used of financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

Fair Value of Financial Instruments

Financial Accounting Standards statements No. 107, “Disclosures About Fair Value of Financial Instruments,” requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company’s financial instruments consist primarily of cash.

Were changed to:

Income Taxes

Puget Technologies, Inc. accounts for its income taxes in accordance with the FASB Accounting Standards Codification. Under Codification, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used of financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

The FASB Accounting Standards Codification requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company’s financial instruments consist primarily of cash.

Description of Business, page 25

Website Marketing Strategy, page 28

18.           Please revise your filing to clearly and consistently state the current status of your website. For example, in the first paragraph under this subheading on page 28 you state both that you “plan to develop [y]our website www.pugettechnologies.com”, but state in the very next sentence that you “have not identified or registered any domain names for [y]our website.” In addition to this example, please also ensure that you revise your disclosure on pages 6, 18, 20 and 29 to consistently and accurately reflect the status of your website.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

On page 28:

This portion:

Website Marketing Strategy

We plan to develop our website www.pugettechnologies.com  to market and display our products.  As of the date of this prospectus we have not yet identified or registered any domain names for our website.  To accomplish this, we plan to contract an independent web designing company.  Our website will describe our products in detail, show our contact information, and include some general information and pictures of Luxury wool. We intend to attract traffic to our website by a variety of online marketing tactics such as registering with top search engines using selected key words and metatags, and utilizing link and banner exchange options.  We intend to promote our website by displaying it on our promotion materials.

Was changed to:

Website Marketing Strategy

We plan to develop our website www.pugettechnologies.com to market and display our products.  As of the date of this prospectus we identified and registered the domain name for our website.  We currently are working with an independent web designing company.  Our website will describe our products in detail, show our contact information, and include some general information and pictures of Luxury wool.  We intend to attract traffic to our website by a variety of online marketing tactics such as registering with top search engines using selected key words and metatags, and utilizing link and banner exchange options.  We intend to promote our website by displaying it on our promotion materials.

On page 6:

This portion:

From inception until the date of this filing we have had limited operating activities, primarily consisting of the incorporation of our company, entering into Agreement with our supplier, purchasing first samples and commercial sets available for sale, purchasing computer, printer and office furniture, finding website developer who  developed our company`s website and the initial equity funding by our sole officer and director.

changed to:

From inception until the date of this filing we have had limited operating activities, primarily consisting of the incorporation of our company, entering into Agreement with our supplier, purchasing first samples and commercial sets available for sale, purchasing computer, printer and office furniture, finding website developer who is currently in the process of developing our company`s website and the initial equity funding by our sole officer and director.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

On page 18:

This portion:

If we are able to sell only 1,500,000, shares (75% of this offering) we can maintain our reporting requirements with the SEC and complete the development of our business to distribute Luxury wool bedding sets, with the exception that we will have insufficient funds to hire a sales person.  If we are not able to sell a minimum of 500,000 shares (25% of this offering), we will not implement our business plan at all, except maintaining our reporting with the SEC and remain in good standing with the state of Nevada.  If we do not sell at least 500,000 shares (25% of this offering) we will not be able to maintain our reporting status with the SEC, remain in good standing with the state of Nevada and complete most of our website development.  If we are unable to complete the Maximum Offering of 2,000,000 shares, we will attempt to raised the funds needed to complete our Plan of Operation through equity financing, debt financing, or other sources, which may result in the dilution in the equity ownership of our shares. We will also need more funds if the costs of developing our website www.pugettechnologies.com are greater than we have budgeted. We will also require additional financing to sustain our business operations if we are not successful in earning revenues.

changed to:

If we are able to sell only 1,500,000, shares (75% of this offering) we can maintain our reporting requirements with the SEC and complete the development of our business to distribute Luxury wool bedding sets, with the exception that we will have insufficient funds to hire a sales person.  If we are not able to sell a minimum of 500,000 shares (25% of this offering), we will not implement our business plan at all, except maintaining our reporting with the SEC and remain in good standing with the state of Nevada.  If we do not sell at least 500,000 shares (25% of this offering) we will not be able to maintain our reporting status with the SEC, remain in good standing with the state of Nevada and complete most of our website development.  If we are unable to complete the Maximum Offering of 2,000,000 shares, we will attempt to raised the funds needed to complete our Plan of Operation through equity financing, debt financing, or other sources, which may result in the dilution in the equity ownership of our shares. We will also need more funds if the costs of developing our website www.pugettechnologies.com are greater than we have budgeted. Our website is currently in the process of development. We will also require additional financing to sustain our business operations if we are not successful in earning revenues.

On page 20:

This portion:

Develop Our Website.
Time Frame: 3rd-5th months.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

When our office is set up, we intend to begin developing our website.  Our sole officer and director, Andre Troshin will be in charge of registering our web domain www.pugettechnologies.com.  Once we register our web domain, we plan to hire a web designer to help us design and develop our website.  The more money we raise, the more money we can spend for our website development. We plan to spend $2,090 (if 25% of shares sold), $3,500 (if 50% of shares sold), $4,000 (if 75% of shares sold) and $5,000 (if 100% of shares sold) for our website to be operational.  It will take up to 90 days to develop our website.  There will be information about us, the variety of Luxury wool bedding sets we will offer, information on how to order our product and other information.  Updating and improving our website  www.pugettechnologies.com will continue throughout the lifetime of our operations.

Was changed to:

Develop Our Website.
Time Frame: 3rd-5th months.

When our office is set up, we intend to continue the development of our website.  We registered web domain www.pugettechnologies.com .  We are currently using an independent web design company to help us design and develop our website.  The more money we raise, the more money we can spend for our website development. We plan to spend $2,090 (if 25% of shares sold), $3,500 (if 50% of shares sold), $4,000 (if 75% of shares sold) and $5,000 (if 100% of shares sold) for our website to be operational.  It will take up to 90 days to develop our website.  There will be information about us, the variety of Luxury wool bedding sets we will offer, information on how to order our product and other information.  Updating and improving our website  www.pugettechnologies.com will continue throughout the lifetime of our operations.

On page 29:

This portion:

Research and Development Activities and Costs

We have not incurred any research and development costs to date. We have plans to undertake certain research and development activities during the first 12 months following the date of this prospectus related to the development of our website www.pugettechnologies.com.

Was changed to:

Research and Development Activities and Costs

We have not incurred any research and development costs to date.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

19.           We note that the “About Us” section of your purported website, www.pugettechnologies.com, states that your “company was established more than 50 years ago.” Conversely, we note your disclosure on page 6 that your company was incorporated on March 17, 2010, that you are in the early stages of development and that you have not generated any revenues to date. Please advise us of the basis for the statements made on your website, and ensure that your website is consistent with the disclosure in your registration statement.

This portion:

“company was established more than 50 years ago.”

Was removed from website www.pugettechnologies.com

Directors, Executive Officers, Promoter and Control Persons, page 31

20.           The second full paragraph on page 31 states that Mr. Troshin “has been self employed operating a business of consulting small business owners in FSU.” Please revise to define or clarify your reference to FSU.

This part on page 31:

Since 2002, Mr. Troshin has been self employed operating a business of consulting small business owners in FSU.

Was changed to:

Since 2002, Mr. Troshin has been self employed operating a business of consulting small business owners in European Union.

Certain Relationships and Related Transactions, page 34

21.           Please provide the information required under Item 404(d) of Regulation S-K for the loans described under Note 5 – Related Party Transactions on page F-8. Please also describe the use of proceeds from the loans and how the company repaid the loans under Management’s Discussion and Analysis of Financial Condition and Plan of Operation.

The loans discussed under Note 5 – Related Party Transactions on page F-8 have been added to the Certain Relationships and Related Transactions section.  We have added the disclosure under the Management’s Discussion and Analysis of Financial Condition and Plan of Operation section that our director has loaned the company $40,525 since inception.  Some of the funds from the loans went unused and the company has repaid the Director $27,798 to date.  The remainder of the loans ($12,727) has been used to pay operating costs of $5,615, purchase inventory of $2,070 and the remaining $5,042 is cash in the bank.

PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

Report of Independent Registered Public Accounting Firm, page F-1

22.           The first paragraph of your auditor’s report indicates that the statements of earnings and deficit, stockholders’ deficiency and cash flows were audited only for the period from inception through October 31, 2011. Please obtain a revised audit report which clearly indicates that your auditor also audited these statements for the annual periods ended October 31, 2011 and 2010. Please also ensure that your auditor revises the December 31, 2011 date in the opinion paragraph and references your statements of operations as opposed to the statements of earnings and deficit.

The Independent Registered Accounting firm has revised their audit report and the new audit report has been included in the amendment.

Note 5. Related Party Transactions, page F-8

23.           Please change the word “landed” to “loaned.”

This sentence on page F-8:

On the below dates the director had landed the Company related amounts

Was changed to:

On the below dates the director had loaned the Company related amounts:

Item 15.  Recent Sales of Unregistered Securities, page 42

24.           Please expand your disclosure regarding the October 14, 2010 sale of common stock to Mr. Troshin to indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

This portion:

On October 14, 2010, we offered and sold to Andre Troshin, our President, Secretary, Treasurer and Director, a total of 3,000,000 shares of common stock for a purchase price of $0.001 per share for aggregate proceeds of $3,000. No commission or finder’s fee was paid in connection with the sale of any securities.

Was changed to:

On October 14, 2010, we offered and sold to Andre Troshin, our President, Secretary, Treasurer and Director, a total of 3,000,000 shares of common stock for a purchase price of $0.001 per share for aggregate proceeds of $3,000.  The Company made the offer and sale in reliance on the exclusion from registration afforded by Rule 903(b)(3) of Regulation S, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on the basis that the securities were sold with no directed selling efforts in the US.  No commission or finder’s fee was paid in connection with the sale of any securities.

Signatures, page 45

25.           Please revise the language of the first certification on page 45 to use the certification language from Form S-1. It appears that you have used the language from Form S-3 which is inapplicable to your offering.

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in Bellevue, WA, on January 27, 2012.

Was changed to:

In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bellevue, WA on April 10, 2012.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated February 24, 2012.  However, we will provide further information upon request.

Sincerely,

/s/  Andre Troshin
Andre Troshin
President & Director